                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 3)

                             NACCO Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class B Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title and Class of Securities)


                                  629579 20 02
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Alfred M. Rankin, Jr.
                             5875 Landerbrook Drive
                        Mayfield Heights, Ohio 44124-4017
                                 (216) 449-9600

--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  February 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 5 Pages)



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
-------------------------------                                             --------------------------------
CUSIP No. 629579 20 2                         SCHEDULE 13D                             PAGE 2 OF 5 PAGES
------------------------------------------------------------------------------------------------------------
   1        NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Rankin Associates I, L.P.
------------------------------------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a)
                                                                                            (b)  X
------------------------------------------------------------------------------------------------------------
   3        SEC USE ONLY
------------------------------------------------------------------------------------------------------------
   4        SOURCE OF FUNDS*

            OO - See Item 3
------------------------------------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM  2(d) or 2(e)

------------------------------------------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
------------------------------------------------------------------------------------------------------------
                       7   SOLE VOTING POWER

                             -0-
                      --------------------------------------------------------------------------------------
                       8   SHARED VOTING POWER

     NUMBER OF                 -0-
       SHARES         --------------------------------------------------------------------------------------
    BENEFICIALLY       9   SOLE DISPOSITIVE POWER
      OWNED BY
   EACH REPORTING             -0-
    PERSON WITH       --------------------------------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                               -0-
------------------------------------------------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            -0-
------------------------------------------------------------------------------------------------------------
  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
------------------------------------------------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
------------------------------------------------------------------------------------------------------------
  14        TYPE OF REPORTING PERSON*

            PN
------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

--------------------------                             -------------------------
 CUSIP No. 629579 20 02              SCHEDULE 13D         PAGE 3 OF 5 PAGES
--------------------------                             -------------------------

         The Schedule 13D filed on November 25, 1996 (the "Schedule 13D") on behalf of the signatories thereto, as amended by Amendment No. 1 filed on November 26, 1996, as amended by Amendment No. 2 filed on January 10, 1997 (collectively, the "Filings"), is hereby further amended as follows. Capitalized terms used herein but not defined herein shall have the meanings assigned to such terms in the Filings.

ITEM 2. IDENTITY AND BACKGROUND.

         Item 2 of the Schedule 13D relating to the individual Reporting Persons is hereby amended as follows:

                  (a) The statements under the heading CTR Family Associates, L.P., are hereby deleted and replaced in their entirety by the following:

                  RANKIN ASSOCIATES I, L.P. Rankin Associates I, L.P., a Delaware limited partnership, was formerly known as CTR Family Associates, L.P., a Georgia limited partnership. In December 1998, CTR Family Associates, L.P. was reorganized as a Delaware limited partnership. In connection with this reorganization, CTR Family Associates, L.P. changed its name to Rankin Associates I, L.P. Its principal business is to hold, under common management, shares of the Class B Common beneficially owned by certain of the Reporting Persons. Rankin Management, Inc. is the general partner of Rankin Associates I, L.P. The address of its principal business and its principal office is Suite 300, 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017.

                  (b) The statements under the heading Rankin Management, Inc., are hereby deleted and replaced in their entirety by the following:

                  RANKIN MANAGEMENT, INC. Rankin Management, Inc., a Delaware corporation, was formerly known as a Rankin Management, Inc., a Georgia corporation. In December 1998, Rankin Management, Inc., a Georgia corporation, was merged with and into Rankin Management, Inc., a Delaware corporation. Rankin Management, Inc., the Delaware corporation, was the surviving entity. Rankin Management, Inc. is the general partner of Rankin Associates I, L.P. (formerly CTR Family Associates, L.P.) and the General Manager of Rankin Associates II, L.P. The principal business of Rankin Management, Inc. is to act as a general and managing partner of Rankin Associates I, L.P. and Rankin Associates II, L.P. The address of its principal business and its principal office is Suite 300, 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. The shareholders, executive officers and directors of Rankin Management, Inc. consist of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, all of whom are Reporting Persons.

--------------------------                              -----------------------
 CUSIP No. 629579 20 02            SCHEDULE 13D           PAGE 4 OF 5 PAGES
--------------------------                              -----------------------

                  (c) The statement under the heading Roger F. Rankin, are hereby deleted and replaced in their entirety by the following:

                  ROGER F. RANKIN. Mr. Rankin's resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. He is a private investor.



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--------------------------                           --------------------------
  CUSIP No. 629579 20 02         SCHEDULE 13D            PAGE 5 OF 5 PAGES
--------------------------                           --------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2001

                                     Name:  Rankin Associates I, L.P.

                                     By:  Rankin Management, Inc., its Managing
                                     Partner

                                     By:  /s/ Alfred M. Rankin, Jr.
                                          -----------------------------
                                            Alfred M. Rankin, Jr., President


                                     Name:  Rankin Management, Inc.


                                     By:  /s/ Alfred M. Rankin, Jr.
                                          -----------------------------
                                            Alfred M. Rankin, Jr., President


                                     /s/ Alfred M. Rankin, Jr.
                                     -------------------------
                                     Name:  Alfred M. Rankin, Jr.

                                     Name:  Rankin Management, Inc.

                                     By:  /s/ Alfred M. Rankin, Jr.
                                          -----------------------------
                                            Alfred M. Rankin, Jr., President

                                     Attorney-in-Fact for Clara L.T. Rankin*
                                     Attorney-in-Fact for Thomas T. Rankin*
                                     Attorney-in-Fact for Claiborne R. Rankin*
                                     Attorney-in-Fact for Roger F. Rankin*
                                     Attorney-in-Fact for Bruce T. Rankin*
                                     Attorney-in-Fact for Victoire G. Rankin*

-------------------------

* The powers of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons are included in
         Exhibit 2 at page 16 of such Exhibit and in Exhibit 4 at pages 28 through 29 of such Exhibit.